

Mail Stop 4628

November 21, 2016

Antoine J. Lafargue
Chief Executive Officer
Magellan Petroleum Corporation
1775 Sherman Street, Suite 1950
Denver, CO 80203

> **Re: Magellan Petroleum Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 8, 2016**
> **File No. 333-213923**

Dear Mr. Lafargue:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2016 letter.

The Merger, page 47

Background of the Merger, page 47

1.   We have considered your response to prior comment 5 and reissue the comment. Please expand your disclosure to better explain how the parties arrived at the exchange ratio. As part of this, please explain how the fair value valuations translated into the agreed upon exchange ratio.

Going Concern Analysis of Tellurian Investments, page 58

2.   We note your response to prior comment 10. However, we re-issue in part:

- Please revise to explain the material assumptions underlying the financial and operating projections upon which this analysis was based, including why the analysis covers projections through 2025; and
- Reference to Petrie's August 1, 2016 presentation materials suggests that revenue, EBITDA and after-tax income projections for Tellurian were provided and used in calculating the unlevered free cash flow projections. Please include corresponding disclosure or explain why you have omitted this information from the proxy statement / prospectus in these circumstances.

See Item 10(b) of Regulation S-K for more information.

Where You Can Find More Information, page 113

3. In our prior comment 15, we referred you to the instructions and Item requirements of Form S-4, considering that you appeared to incorporate by reference information about Magellan Petroleum Corporation. General Instruction B of Form S-4 provides that such incorporation by reference is permissible if one of the conditions set forth in General Instruction B.1.a(ii) is met, among others. Given that the aggregate market value of your common equity held by non-affiliates appears to be below the minimum public float requirements of General Instruction I.B.1 of Form S-3, you do not appear eligible to incorporate information about Magellan by reference at this time. In your amended filing, we note that you have removed incorporation by reference language from the section "Where You Can Find More Information" on pages 117-118. Please explain or confirm your analysis as to the applicable provisions of General Instruction B of Form S-4. If applicable, please also explain if you have provided the information required pursuant to General Instruction B.1.c of Form S-4 and/or revise in accordance with that instruction.

       You may contact Shannon Buskirk, Staff Accountant, at (202) 551-3717 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: John Elofson, Esq.
       Davis Graham & Stubbs LLP